Exhibit (b)(1)

CREDIT SUISSE (Switzerland) Ltd. Paradeplatz 8 8001 Zurich

04 190219 008158

Application for a Framework Credit Limit

☐  Mr.      ☐  Ms.      ☒  Company      ☐  Number

Last name, first name/company

The Capri Family Foundation

Street/no.

Venturi House No. 1, Calle 49, Bella Vista

(hereinafter referred to as the Borrower)

hereby requests from Credit Suisse (Switzerland) Ltd. (hereinafter referred to as the Bank) the provision of a framework credit limit against a pledge of assets held by the Borrower or by a third party (hereinafter referred to as the Third-Party Pledgor). The framework credit limit will not become effective until the application has been accepted by the Bank and the Borrower has been sent a credit confirmation. The Bank’s General Conditions incl. Safe Custody Regulations supplement this document.

1.       Credit Limit

The credit limit can be used up to an amount equalling the collateral value of the collateral (however, see section on fixed advances under Usage). The amount that is available is calculated by the Bank in accordance with its valid lending guidelines and is constantly adjusted.

Para. 5 of the General Deed of Pledge regarding the provision of additional collateral and the sale of the pledged assets will apply notwithstanding.

2.       Purpose of the Credit Limit

For consumers1 residing in a State of the European Economic Area (EEA), the following sentences of this paragraph 2 shall apply:

If the Borrower wishes to use the credit limit to acquire or maintain ownership of a property or an existing or planned building, the Borrower is required to notify the Bank without delay.

If the Borrower does not provide the Bank with such a notification, the Bank is entitled to assume that there is no real estate consumer loan agreement within the meaning of Directive 2014/17 / EU of the European Parliament and

[1]	A consumer is any natural person who acts for a purpose that cannot be attributed to his professional or commercial activity.

Postal code/town

PA-Panama Panama City

of the Council of 4 February 2014 on credit agreements for consumers relating to residential immovable property.

3.	Usage

■	As a current account overdraft on all present and future accounts in Swiss francs or freely convertible foreign currencies. Current account overdrafts may be terminated by either party at any time with immediate effect.

■	In the form of fixed advances. These are generally repayable at the expiration of their term.

In the case of fixed advances with a term of more than 24 months, the collateral yalue is reduced by the gross interest costs to be incurred during the part of the term that exceeds one year for the individual fixed advance. This reduction will be applied at the start of the term of the fixed advance in question and will continue to apply throughout its entire term. Gross interest costs already paid will be taken into account in the reduction on an annual basis.

Any extension of a fixed advance must be requested by no later than 2 banking days before the fixed advance expires.

Fixed advances may be granted without complying with any requirements as to form; they will be confirmed in writing by the Bank, but without a signature.

If any fixed advances granted under this framework credit limit are terminated early, the Bank will credit or debit the Borrower with the interest gain or interest shortfall accrued thereon. This is calculated based on the difference between the contractual interest rate which applies at the time of termination and the interest rate that, in the Bank’s view, can be earned on an investment with the same residual term on the money or capital markets at the time of termination, multiplied by the outstanding loan amount and the residual term.

To be completed by the Bank	Signature of Borrower/Third-Party Pledgor checked: Zurich Date, signature and stamp
Client no. (CIF)	4.10.18
105155 0835-2394803-5	Zrinka Ugarkovc SYEE1 / A985767 +41 44 332 15 33

631 673   5.18

Page 1/4

04 190219 008159

Any surplus in favor of the Borrower is set off against the fee for the Bank’s expenses described below. In addition a flat fee of 0.1 % of the loan amount, but not less than CHF 1,000, is owed for the Bank’s expenses.

■	For guarantees and letters of credit (letters of credit are not possible for numbered and pseudonym account clients).

■	To cover margin requirements on forex and precious metal transactions, options and futures.

Unless the agreements or framework agreements concluded for such a product contain provisions to the contrary, the Bank is, in its sole discretion, authorized to set the amount of the margin to be covered without regard to the valuation of the corresponding product and also to adjust this amount during the term of a product. The Bank will inform the client of the applicable margin upon request.

■	To cover outstanding credit card balances of the Borrower.

The Borrower also requests that this agreement be applied to all existing loans in the forms referred to above.

The Bank reserves the right to exclude individual types of usage as mentioned above.

4.	Conditions

CURRENT ACCOUNT OVERDRAFT

The applicable interest rate is the rate prevailing at the time the credit is granted. The Bank is entitled to adjust interest rates at any time, with immediate effect or with effect from a later date specified by the Bank, to reflect changes in conditions on the money and capital markets. No notification will be given of any interest rate changes. The applicable interest rates can be found on the account statements.

In addition, a credit commission of 0.25% per quarter will be charged on the average loan amount utilized.

FIXED ADVANCES

The interest rate is set by the Bank each time an advance is drawn, and is determined by conditions in the money and capital markets.

5.	Collateral

■	All assets provided by the Borrower and/or Third-Party Pledgor in accordance with a General Deed of Pledge and a Pledge of Claims from/Notification of insurance policies (see credit confirmation). These documents must be signed (if required).

■	Any bank guarantees submitted to the Bank by third-party banks securing the obligations of the Borrower from this agreement. The Bank reserves the right to refuse such guarantees without explanation in individual cases.

6.	Risks

The Bank expressly informs the Borrower that taking up loans by using securities and/or cash account balances as collateral and the utilization of the loan proceeds (leveraging) for investments in financial instruments of any kind (securities, derivatives, OTC/TOFF, FX etc.) also involves an interest rate, price, and currency risk.

The Borrower is made aware of the following risks in particular: In case of adverse market developments, the assets pledged as collateral may be insufficient to cover the outstanding credit in full, so that at a time that is unfavorable for the Borrower the collateral may have to be realized and the open positions may have to be closed out respectively liquidated. To the extent the realization of the available collateral is insufficient to cover the Bank’s claim from the loan, the Borrower remains based on the credit relationship personally liable vis-à-vis the Bank for the full discharge of the remaining debt.

7.	Ordinary Termination

This framework credit limit may be terminated by either party at any time with immediate effect. Termination of the agreement will not affect the current loans. Termination of a loan granted under this agreement will not automatically result in termination of the framework credit limit.

8.	Early Termination

The Bank is entitled at any time to declare fixed advances with terms of more than 12 months granted under the present framework credit limit to be due and payable, subject to one month’s notice, if the Borrower is in default more than 10 days on an interest payment.

The Bank is furthermore authorized to declare all fixed advances granted under the present framework credit limit, including accruing interest, commissions and charges, to be due and payable immediately or on a date determined by the Bank, if a bank guarantee used by the Bank as collateral has neither been extended 30 calendar days before its expiration date at the latest in accordance with the requirements of the Bank, nor has any other marketable collateral suited to the Bank’s purposes been made available to it in lieu of such collateral ahead of this date.

To be completed by the Bank 105155 Client no. (CIF) 0835-2394803-5

631 673 5.18	Page 2/4

04 190219 008160

9.	Release from Contingent Liabilities/ Cash Cover

If this framework credit limit is terminated, the Bank is entitled to request the Borrower to release it from its current contingent liabilities (e.g. by discharge) within 10 calendar days of the termination.

If the Bank cannot or can only be partially released from the liability within the above deadline or if a release of the Bank in full is shown to be impossible from the outset, the Borrower is obliged to pay the total countervalue of the outstanding contingent liabilities in the relevant currency and amount into the accounts designated by the Bank (including accounts newly opened for this purpose) at the Bank’s first demand, to the preclusion of any protests or objections. If the Borrower does not meet this obligation within the deadline set by the Bank, the Bank is entitled to liquidate the collateral as it sees fit and to credit the proceeds to the accounts designated by it. The cash cover paid into these accounts will be deemed to have been pledged to the Bank by the Borrower as collateral against any recourse based on the existing contingent liabilities.

10.	Interest Due Date/Closing Statements

Interest falls due in each case upon the account closing. The interest will be debited to an account of the Borrower.

Current accounts are usually closed four times per year, as of the end of each quarter.

Unless agreed otherwise, fixed advances with a term of up to 12 months are closed upon maturity; fixed advances with a term of more than 12 months are closed on a quarterly basis, as of the end of each quarter.

11.	Joint and Several Liability

If there is more than one borrower, the borrowers bear joint and several liability.

12.	Taxes, Duties and Costs

All taxes, duties, legal and other costs arising in connection with this framework credit limit will be borne exclusively by the Borrower.

13.	Fees

The Bank may charge a fee for the verification, modification, monitoring, and administration of the framework credit limit and for individual loans, as well as any extraordinary expenses. The Bank reserves the right to introduce or modify fees at any time.

Fees and changes thereto will be communicated to the Borrower in an appropriate manner. The current fees can be viewed at the Bank.

14.	Place of Performance

The place of performance is the location specified in the Bank’s address. For clients whose current or future domicile is outside Switzerland, the place of performance is also the place of debt enforcement (special domicile pursuant to Article 50, para. 2 of the Swiss Federal Law on Debt Enforcement and Bankruptcy).

15.	Applicable Law and Jurisdiction

All legal relationships between the Borrower and the Bank are governed by Swiss law, to the exclusion of the conflict of laws provisions of Swiss private international law.

The exclusive place of jurisdiction for all legal proceedings is Zurich or the place of business of the Swiss branch of the Bank with which the contractual relationship exists or the respondent’s registered office or place of domicile. Mandatory places of jurisdiction prescribed by law remain reserved.

Enclosures: (Please check as applicable)

☐	General Deed of Pledge

☐	General Deed of Pledge

(Third-party pledgor)

☐	Pledge of claims from insurance policies

☐	Notification of insurance policies

To be completed by the Bank
105155	Client no. (CIF) 0835-2394803-5

631 673 5.18	Page 3 /4

04 190219 008161

Declaration/Signature

The Borrower hereby confirms receipt of the following documentation sent by the Bank: General Conditions incl. Safe Custody Regulations. The Borrower expressly acknowledges the contents thereof, as well as the conditions communicated by the Bank.

Place, date	Signature of Borrower (customary signature for numbered account clients)

Zurich, 27.08.2018	✘
Place, date	Signature of Borrower (customary signature for numbered account clients)

Panamá, 25.09.2018	✘

Place, date	Signature of Third-Party Pledgor (customary signature for numbered account clients)

✘
Place, date	Signature of Third-Party Pledgor (customary signature for numbered account clients)

✘

This application for a framework credit limit has been approved by Credit Suisse (Switzerland) Ltd. and is hereby confirmed.

Place, date

Zurich, 8.2.2019

CREDIT SUISSE (Switzerland) Ltd.

1st CRM signature	Marcel Lichtsteiner	2nd CRM signature	Pascal Hunziker

To be completed by the Bank
105155	Client no. (CIF) 0835-2394803-5

631 673 5.18	Page 4 /4

04 190219 008162

To be completed by the Bank (not for Borrower’s use)

Credit Risk Management (please check as applicable)	7.2.2019
Date, signature and stamp

☒ Credit application approved ☐ Credit application rejected	André C. Kolb A692182

To be completed by the Bank
105155	Client no. (CIF) 0835-2394803-5

631 673 5.18	Appendix

CREDIT SUISSE (Switzerland) Ltd.
Bleicherweg 33 (HS) 8002 Zürich	Telephone +41 44 333 11 11 www.credit-suisse.com

04 190219 008163

Your Advisor Thomas Roth +41 44 332 15 29 thomas.roth.5@credit-suisse.com	The Capri Family Foundation Venturi House No. 1 Calle 49, Bella Vista PA-Panama Panama City Panama

February 8, 2019

Confirmation of Framework Credit Limit
CIF-no. 0835-2394803-5

Dear Sir/Madam

As you requested, we are pleased to provide you with a framework credit limit valid for an undetermined period. This framework credit limit is based on the following documents you submitted:

■	Application for a Framework Credit Limit of September 27, 2018

■	General Deed of Pledge of September 10, 2018

The following types of usage are excluded:

■	guarantees

■	commercial letters of credit

As confirmation of our acceptance, please find enclosed a copy of the application countersigned by us.

Thomas Roth is available on telephone number +41 44 332 15 29 and will be glad to answer any questions you may have in this regard.

Yours faithfully

CREDIT SUISSE (Switzerland) Ltd.

Marcel Lichtsteiner	Pascal Hunziker

Copy of Application for a Framework Credit Limit

Original to:
Leo Trust Switzerland AG, Löwenstrasse 40, 8001 Zürich

Copy to:
EW Asset Management AG, Emil-Staub-Strasse 5, 8708 Männedorf

631 138 11.16